FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

ANNOUNCEMENT TO SHAREHOLDERS

Payment of Interest on Equity

Sadia’s Board of Directors, in conformity with the Bylaws’ Interpolated Proposition IV of Article 17, have authorized the payment of interest on equity related to the second quarter of 2007 earnings, being the gross amount R$ 0.050842 and the net amount R$ 0.043215 per common and preferred share. The interest on equity will be calculated according to the minimum dividend required by Brazilian securities law, to be approved at the next General Shareholders’ Meeting in 2008. The corresponding credit will be posted in the Company’s accounting records on June 30th, 2007. Payments will be made on August 17th, 2007, based on the record date at July 4th, 2007, and retaining 15% (fifteen per cent) income withholding tax, pursuant to Paragraph 2 of Article 9 of Law No. 9.249/95, except for those shareholders that are legally recognized as tax-exempt investors. Shares shall be traded on the São Paulo, New York and Madrid Stock Exchanges, without the right to such interest on equity, as of July 5th, 2007, inclusive.

Shareholders who are bank accounts holders will have the amount automatically credited on the above mentioned payment date. All other investors will receive a “Dividend Credit Notice” by mail, at those addresses filed at Banco Bradesco.

Tax-exempt investors which are not subject to income withholding tax must comply with applicable law by submitting the required documents by July 17th, 2007 to the following address: Banco Bradesco, Departamento de Ações e Custódia, Prédio Amarelo Velho - 2º andar - Cidade de Deus, Osasco – SP – Brazil CEP 060029-900.

São Paulo-SP, June 28th, 2007 SADIA S.A. Welson Teixeira Júnior Investor Relations Director